UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                =================

                                    FORM 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (MARCH 14, 2003)

                                DIVERSINET CORP.
--------------------------------------------------------------------------------
                              (Name of Registrant)
         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

1.     Press  Release - Quarter  ended  January  31,  2003
2.     Financial  Statements  for  the  Three  Months  ended  January  31,  2003
3. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended January 31, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F
     Form  20-F  X          Form  40-F
                ---                     ---

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
     YES                    NO   X
         ---                    ---

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET  CORP.
--------------------------------------
(REGISTRANT)

DATE:  MARCH 14, 2003                   BY:    /s/  DAVID  HACKETT
                                        --------------------------------------
                                        DAVID HACKETT, CHIEF FINANCIAL OFFICER

NASDAQ  SMALLCAP:  DVNTC

#  OF  SHARES  ISSUED  AND  OUTSTANDING
3,222,210

FOR  IMMEDIATE  RELEASE:

                           DIVERSINET CORP. ANNOUNCES
                        FIRST QUARTER FISCAL 2003 RESULTS

TORONTO, CANADA, MARCH 14, 2003 - DIVERSINET CORP. (NASDAQ SmallCap: DVNTC), a leading provider of secured mobile solutions, today announced its first quarter fiscal 2003 results.

Revenues for the first quarter of fiscal 2003 were $1,218,000, up from $174,000 in the first quarter of fiscal 2002. The higher revenue was largely due to the inclusion of the results for DSS Software Technologies, which was acquired on January 2, 2003, and therefore includes one month of DSS' operations in the combined first quarter activity.

The net loss for the three months ended January 31, 2003, was $1,114,000, or $(0.35) per share, compared to a net loss for the same quarter in fiscal 2002 of $1,725,000, or $(0.65) per share.

On January 28, 2003, the Company implemented a 1 for 10 reverse stock split that was approved by its shareholders at the Company's Annual and Special Meeting of Shareholders on January 22, 2003.

During the quarter, Diversinet acquired U.S. based DSS Software Technologies to enhance its ongoing strategy to provide greater depth and breadth in its product/service offering and to establish a significant US presence. Combined, DSS and Diversinet's technical and industry expertise offers integrated solutions and full services offering.

In January, Diversinet's DSS division entered into product and project development agreements with Engage, a provider of advertising, marketing and promotion software solutions; HRD Press, a publishing company specializing in the area of human resource development; QuickLogic, a developer of Embedded Standard Products; and SSG, a provider of just-in-time information applications for the manufacturing market.

Activities in the Asia-Pacific market are continuing to progress with the signing of new agreements during the quarter. In December 2002, MobileTech licensed Diversinet's Passport ONE(TM) wireless security software to secure its mSuite mobile productivity product line. MobileTech is leveraging its strength in the China market and targeting the government, transportation and enterprise industries. In January 2003, eGeneral licensed Diversinet's Passport wireless security software to enable Hongkong Post Mobile e-Cert digital certificate security in its wireless xPayment service suite.

During the quarter, the Company made a strategic entry into the gaming and wagering market. In January 2003, the Company signed a license agreement with Effective Solution Ltd., a developer of lottery and pari-mutuel software systems, to jointly implement Diversinet's leading wireless security in Effective Solution's new iLottery System. The distribution agreement with Effective Solution represents the entry point for Diversinet's wireless security products into the Asia-Pacific gaming and wagering market.

In the first quarter of 2003, the Company also made progress in maintaining its technological lead with the granting of a patent, "System and Method for Reliable Key Transfer," a business continuity tool for trust systems. The Company also added new products to support Microsoft's Windows Powered mobile devices, including its new Smartphone, Pocket PC and Pocket PC Phone Edition.

"We are particularly pleased with the execution of our growth strategy," said Nagy Moustafa, President and CEO of Diversinet." "During the quarter, we acquired U.S.-based DSS Software Technologies, giving us a strengthened position in the U.S. through expanded access to key customers and the addition of a comprehensive line of services that will help us to better address rapidly growing demands for security in the enterprise market."

INVESTOR  TELECONFERENCE  CALL
Diversinet's executive team will hold a teleconference call Monday, March 17, 2003 at 8:30a.m. ET to discuss first quarter results. Institutional investors should contact Sandra Lemaitre, Diversinet Corp., at 416-756-2324, ext.324 for the dial-in-number. Investors are encouraged to listen to the live call from the home page and investor relation's portion of the Company's Web site:
http://www.diversinet.com.  The  webcast  will  be  available  for  90  days.
-------------------------

ABOUT  DIVERSINET  CORP.
Diversinet is a leading provider of secured mobile solutions to the enterprise, financial services, and gaming and wagering marketplaces. With demonstrated expertise in wireless and security, Diversinet delivers secure, reliable and scalable mobile solutions through security products and professional services such as application development and integration, consulting, training and technical support. Diversinet enables customers and their employees to securely access applications and critical corporate information from anywhere, at anytime and via any mobile device.

Diversinet is headquartered in Toronto, Canada, with offices in Fremont, California; Hong Kong, SAR; and London, England. For more information visit www.diversinet.com.
------------------

###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

For  more  information:
Diversinet  Corp.
Sandra  Lemaitre
Tel:  (416)  756-2324,  ext.  324
Email:  pr@diversinet.com
        -----------------

DIVERSINET  CORP.
CONSOLIDATED  BALANCE  SHEETS
[in  Canadian  dollars]

(Unaudited)


                                              JANUARY 31     October 31
                                                 2003           2002
                                                  $              $
========================================================================
ASSETS
CURRENT
Cash and cash equivalents                       2,150,482       953,272
Short-term investments                                  -     2,887,352
Accounts receivable                             1,844,171       416,070
Other receivables                                 227,248        24,952
Prepaid expenses                                  546,073       120,608
------------------------------------------------------------------------
TOTAL CURRENT ASSETS                            4,767,974     4,402,254
------------------------------------------------------------------------
Capital assets, net                             1,887,737     1,877,012
Goodwill                                        1,403,823             -
------------------------------------------------------------------------
TOTAL ASSETS                                    8,059,534     6,279,266
========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                                 380,000             -
Accounts payable                                1,071,280       551,306
Accrued liabilities                             1,421,380     1,093,352
Current portion of promissory note                473,070             -
Current portion of notes payable                   50,134             -
Deferred revenue                                   38,740        14,452
------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                       3,434,604     1,659,110
------------------------------------------------------------------------
Promissory note                                   473,070             -
Notes payable                                      55,896             -
------------------------------------------------------------------------
TOTAL LIABILITIES                               3,963,570     1,659,110
========================================================================

SHAREHOLDERS' EQUITY
Share capital                                  58,957,962    58,957,962
Share purchase warrants                           589,824             -
Contributed surplus                                97,500        97,500
Deficit                                       (55,549,322)  (54,435,306)
------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                      4,095,964     4,620,156
------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      8,059,534     6,279,266
========================================================================

See  accompanying  notes  to  interim  consolidated  financial  statements.

DIVERSINET  CORP.
CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT
[in  Canadian  dollars]

Three  months  ended  January  31,  2003
(Unaudited)
                                  THREE MONTHS JANUARY 31
                                    2003           2002
                                     $              $
-----------------------------------------------------------
REVENUE
Software products                    283,952       174,452
Consulting services                  933,813             -
-----------------------------------------------------------
                                   1,217,765       174,452

Cost of sales                        786,565             -
-----------------------------------------------------------
GROSS MARGIN                         431,200       174,452

EXPENSES
Research and development             437,557       647,618
Sales and marketing                  399,423       431,591
General and administrative           612,066       736,452
Depreciation and amortization        137,380       121,876
-----------------------------------------------------------
                                   1,586,426     1,937,537
-----------------------------------------------------------
Loss before the following         (1,155,226)   (1,763,085)
Interest income                      (41,210)      (38,127)
===========================================================
LOSS FOR THE PERIOD               (1,114,016)   (1,724,958)
===========================================================
LOSS PER SHARE                         (0.35)        (0.65)
===========================================================

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING          3,222,210     2,641,388
===========================================================


DEFICIT, BEGINNING OF PERIOD     (54,435,306)  (48,038,364)
Loss for the period               (1,114,016)   (1,724,958)
-----------------------------------------------------------
DEFICIT, END OF PERIOD           (55,549,322)  (49,763,322)
===========================================================

See  accompanying  notes  to  interim  consolidated  financial  statements.

DIVERSINET  CORP.
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
[in  Canadian  dollars]

Three  months  ended  January  31,  2003
(Unaudited)

                                                                        THREE MONTHS JANUARY 31
                                                                             2003         2002
                                                                                $            $
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                                    (1,114,016)  (1,724,958)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                                           137,380      121,876
  Changes in non-cash working capital items related to operations:
     Accounts receivable and other receivables                          1,955,636      212,832
     Prepaid expenses                                                    (367,248)     176,814
     Accounts payable and accrued liabilities                          (1,634,080)  (1,150,573)
     Deferred revenue                                                      24,288        6,705
-----------------------------------------------------------------------------------------------
 CASH USED IN OPERATING ACTIVITIES                                       (998,040)  (2,357,304)
===============================================================================================

FINANCING ACTIVITIES
  Notes payable                                                          (326,034)           -
  Deferred financing costs                                                (27,601)           -
-----------------------------------------------------------------------------------------------
  CASH USED IN FINANCING ACTIVITIES                                      (353,635)           -
===============================================================================================

INVESTING ACTIVITIES
  Short-term investments                                                2,887,352    3,087,680
  Acquisition, net of cash received (note 3)                             (337,603)           -
  Additions to capital assets                                                (864)      (9,202)
-----------------------------------------------------------------------------------------------
 CASH PROVIDED BY INVESTING ACTIVITIES                                  2,548,885    3,078,478
===============================================================================================

NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD             1,197,210      721,174

Cash and cash equivalents, beginning of the period                        953,272    3,061,844

-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                            2,150,482    3,783,018
===============================================================================================

See  accompanying  notes  to  interim  consolidated  financial  statements.

DIVERSINET  CORP.
NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
(UNAUDITED)
(Amounts  expressed  in  Canadian  dollars)
Three  months  ended  January  31,  2003

Diversinet Corp. (the "Company"), an Ontario corporation, develops and markets security software products, utilizing public-key infrastructure technology primarily for use within wireless mobile e-commerce applications, such as banking, stock trading, gaming and health care. The Company, through its subsidiary, DSS Software Technologies, provides consulting services to businesses in Silicon Valley and professional software consultants to IS/IT departments.

1.  Future  Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events exist that cast doubt on the Company's ability as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.  Significant  accounting  policies

a)  Basis  of  presentation

In the opinion of management, the unaudited consolidated financial statements of the Company have been prepared on a consistent basis with the October 31, 2002 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as at January 31, 2003 and the statement of loss and deficit and cash flows for the three months ended January 31, 2003 in accordance with Canadian generally accepted accounting principles (GAAP). The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended October 31, 2002.

b)  Goodwill

The Company uses the purchase method of accounting for business combinations. The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill. Goodwill acquired in business combinations after June 30, 2001 is not amortized and will be tested for impairment on at least an annual basis.

c)  Stock-based  compensation

Effective November 1, 2002, the Company adopted the new CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. There was no impact on the consolidated financial statements on adoption of this section. However, the standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro-forma information (note 7).

3.  Acquisition

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider. The aggregate purchase price was $2,009,034 consisting of $473,070 (U.S.$300,000) in cash, $946,140
(U.S.$600,000) of promissory note payable in instalments of U.S.$300,000 on January 2, 2004 and U.S.$300,000 on January 2, 2005 and 120,000 share purchase warrants with a value of $589,824 (U.S.$374,040). The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at U.S.$3.75 per share for five years. Additional future cash consideration in the amount of $1,892,280 (U.S.$1,200,000) is payable based on the achievement of certain financial targets over the next three years and will be recorded with an increase to goodwill when the targets have been met. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

Fair value of net capital assets acquired                                147,242
Working capital, including cash of $135,457                              457,969
Goodwill                                                               1,403,823
--------------------------------------------------------------------------------
Cost                                                                   2,009,034
================================================================================

4.  Interest  in  joint  venture

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company's Asian activities. Each party holds a 50% interest in the joint venture. These financial statements reflect the Company's proportionate interest in the joint venture's assets, liabilities, revenue and expenses.

The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at January 31, 2003. There were no operations in the joint venture this quarter.

================================================================================
Capital assets                                                           383,841
--------------------------------------------------------------------------------
Total assets                                                           $ 383,841
================================================================================

================================================================================
Accounts payable                                                         195,954
Accrued liabilities                                                        2,024
--------------------------------------------------------------------------------
Total liabilities                                                      $ 197,978
================================================================================

5.  Segmented  information

The Company operates in two reportable operating segments, that being the sale of security software products and consulting services. At January 31, 2003, assets in the security software products segment was $4,650,655 and in the consulting services segment was 3,408,890. At January 31, 2003, 58% [100% - 2002] of the assets were located in Canada and 42% [nil - 2002] in the United States. All goodwill has been assigned to the consulting services reporting unit. Three customers contributed 29%, 22% and 19%, respectively of total revenue for 2003, two different customers contributed 46% and 43% of revenue for the period ending January 31, 2002.

                                                   THREE MONTHS JANUARY 31, 2003
                                                       $            $          $
================================================================================
                                       SOFTWARE PRODUCTS   CONSULTING      TOTAL
Revenue                                          283,952      933,813  1,217,765
Cost of sales                                    786,565      786,565
--------------------------------------------------------------------------------
Gross margin                                     283,952      147,248    431,200
--------------------------------------------------------------------------------
Research and development                         437,557
Sales and marketing                                                     399,423
General and administrative                                              612,066
Depreciation and amortization                                           137,380
--------------------------------------------------------------------------------
Loss before interest income                                          (1,155,226)
================================================================================

All revenue was generated from one operating segment, software products, during the three month period ended January 31, 2002.


                                                         THREE MONTHS JANUARY 31
                                                                   2003     2002
                                                                      $        $
================================================================================
REVENUE
United States                                                   928,326    8,939
Asia                                                            283,125   80,093
Canada                                                            6,314   85,420
--------------------------------------------------------------------------------
                                                              1,217,765  174,452
================================================================================

6.  Bank  indebtedness

Bank indebtedness in the amount of $380,000 (U.S.$250,000) (2001 - $nil) represents a revolving credit facility payable on demand and bears interest at a floating rate per annum equal to the sum of the prime rate plus 1.25%.

The bank indebtedness is collateralized by first security interest in all personal property of DSS Software Technologies. The entire balance of the indebtedness was repaid in February 2003.

7.  Share  capital

a)  As  at  January  31,  2003,  the  following  were  outstanding:
Number of common shares                                                3,222,210
Number  of  common  share  options granted under
  the Company's stock option plan                                        304,808
Number of warrants convertible into common shares                        120,000
On January 28, 2003 the Company completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. All common share amounts in the financial statements have been restated to reflect the reverse stock split.

b)  Stock-Based  compensation

For companies electing not to adopt the fair value measurement for stock-based compensation, the pronouncement required the disclosure of proforma loss and loss per share information. The Company has elected to present the proforma information as if the Company had accounted for its stock options issued from December 15, 1995 under the fair value method. A summary of the required proforma disclosure of the impact on the consolidated statements of loss is presented in the table below:
                                                         THREE MONTHS JANUARY 31
                                                               2003         2002
                                                                  $            $
================================================================================
Loss for the period                                     (1,114,016)  (1,724,958)
Compensation expense related to the fair value
  of stock options                                       1,591,211    1,653,792
--------------------------------------------------------------------------------
Proforma loss for the period                            (2,705,227)  (3,378,750)
Proforma loss per common share: Basic and diluted            (0.84)       (1.27)
================================================================================
Weighted average number of common shares                 3,222,210    2,641,388

The fair value of each option granted has been determined using the Black-Scholes option-pricing model. Assumptions used when valuing the options at their date of grant using the Black-Scholes option pricing model include:
risk-free interest rate of 3.092%, estimated life of three years, expected divided yield of 0% and volatility of 150%. The Company granted 42,200 options (2002 - 0) during the three months ended January 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
When used herein, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "plan" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Please find enclosed the Consolidated Balance Sheets as at January 31, 2003 and October 31, 2002 and the Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months ended January 31, 2003 and 2002 and the Notes to Interim Consolidated Financial Statements for Diversinet Corp. On January 2, 2003 we completed the acquisition of DSS
Software Technologies (DSS) and the DSS results are included as of the acquisition date.

DSS is a software solutions and consulting provider serving businesses in the Silicon Valley with skilled and professional software consultants. DSS's consultants work in information services and information technology departments for a wide variety of companies performing functions such as system administration, database administration, software development, web development, data conversion, ERP - CRM implementation, migrations, upgrades, integrations and developing interfaces. DSS's current technical expertise is focused on Oracle, CRM (Siebel), ERP, Java development and architecture.

OPERATING  RESULTS
We reported an improved net loss of $1,114,000 for the three months ended January 31, 2003 compared to a net loss of $1,725,000 in the prior year's first quarter. The decreased net loss in the first quarter of 2003 is attributable to our continued efforts in cost control and in part to the acquisition of DSS effective January 2, 2003.

For the three months ended January 31, 2003, we reported revenue of $1,218,000 compared to revenue of $174,000 for the quarter ended January 31, 2002. The current period revenue is made up of DSS revenues of $934,000 and Diversinet revenues of $284,000. We continue to make progress in the Asian market; for the three months ended January 31 we derived 100% (46% for 2002) of our licensing revenues from this marketplace.

Cost of sales for the three months ended January 31, 2003 was $787,000 compared with $0 for the quarter ended January 31, 2002. This represents the direct costs associated for DSS completing the software solutions and consulting services revenue. As we integrate DSS and Diversinet and start to focus DSS towards wireless application consulting, we expect that the gross margins on DSS revenues will improve.

Research and development expenses decreased to $438,000 in the three months ended January 31, 2003 from $648,000 in the three months ended January 31, 2002 resulting primarily as a result of continued efforts to reduce costs as started in the last quarter of fiscal 2001. During the 2003 quarter we received confirmation relating to investment tax credits for R&D work done in 2001 in the amount of $137,000.


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Sales  and  marketing expenses were $399,000 in the first quarter of fiscal 2003 compared to $432,000 in the first quarter of fiscal 2002. The decrease is due in part to a reduction in travel costs and license fees. During the quarter we expanded the sales team adding experienced sales people in Hong Kong, the United States and Canada. We believe that selective additions to the sales team will benefit the Company through increased revenues in the short to medium term.

General and administrative expenses were $612,000 for the first quarter of 2003 compared to $736,000 incurred during the first quarter of 2002. Foreign exchange losses were $42,000 for the three months compared to losses of $13,000 for the respective period in 2002.

Depreciation and amortization expense in the first quarter of fiscal 2003 increased to $137,000 from $122,000 in the first quarter of fiscal 2002. This increase is due to the addition of DSS in the consolidated numbers.

LIQUIDITY  AND  CAPITAL  RESOURCES
Cash used in operating activities was $998,000 in the three months ended January 31, 2003, a decline of 58% from the amount used in the same period of the prior year. Cash used during the quarter was comprised of the net loss of $1,114,000, less net depreciation and amortization of $137,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $1,634,000, a decrease in receivables of $1,956,000, an increase in deferred revenue of $24,000 and an increase in prepaid expenses of $367,000. Cash used in operating activities was $2,357,000 in the quarter ended January 31, 2002, attributable to the net loss of $1,725,000 less net depreciation and amortization of $122,000. Other non-cash items include a decrease in accounts payable and accrued liabilities of $1,151,000, a decrease in receivables of $213,000, an increase in deferred revenue of $7,000 and a decrease in prepaid expenses of $177,000.

Cash used in financing activities in the three months ended January 31, 2003, was $354,000 representing a notes payable of $326,000 and deferred financing costs of $28,000. Cash used in financing activities in the quarter ended January 31, 2002, was $0.

Cash provided by investing activities in the three months ended January 31, 2003 was $2,549,000 and consisted of a decrease in short term investments of $2,887,000, a net usage of cash of $338,000 due to the DSS acquisition and $1,000 attributable to capital asset additions. Cash provided by investing activities in the three months ended January 31, 2002 was $3,078,000 and consisted of a decrease in short term investments of $3,088,000 and $9,000 attributable to capital asset additions.

We believe that our cash and cash equivalents as at January 31, 2003 of $2,150,000 will be insufficient to meet our short-term working capital requirements for the remainder of the fiscal year. We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

RISKS  AND  UNCERTAINTIES
Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from mobile business and the success of future external financing initiatives. Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.


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In  recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities. It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing. Although we have made progress in developing our products and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2003. We have obtained funding for operations from private equity placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter in the future due to a variety of factors. In particular, our period-to-period operating results are significantly dependent upon the completion date of license agreements. In this regard, the purchase of our products often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog. Thus, quarterly license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter. Moreover, we have generally recorded a significant portion of our total quarterly revenues in the third month of a quarter, with a concentration of these revenues in the last half of that third month. This concentration of revenues is influenced by customers' tendencies to make significant capital expenditures at the end of a fiscal quarter. We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue. Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter. As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Continued quotation on the Nasdaq SmallCap Market requires that we maintain a minimum bid price of U.S.$1.00. On November 26, 2002 a Nasdaq Listing Qualifications Panel determined to continue the listing of the Company's securities pursuant to the following exception: On or before January 31, 2003, the Company must demonstrate a closing bid price of U.S.$1.00 per share and, immediately thereafter, a closing bid price of at least U.S.$1.00 per share for a minimum of ten consecutive trading days. Thereafter, on or before April 30, 2003, the Company must file the Form 20-F for the fiscal year ended October 31, 2002 evidencing continued compliance with the U.S.$2,500,000 shareholders' equity requirement. In order to fully comply with the terms of this exception, Diversinet must be able to demonstrate compliance with all requirements for continued listing on the Nasdaq SmallCap Market. In the event that Diversinet fails to comply with any of the terms of this exception, its securities will be delisted from the Nasdaq Stock Market. All companies operating under exceptions are identified with a fifth letter "C" appended to the Company's trading symbol. Accordingly effective with the open of business December 3, 2002, the trading symbol was changed from DVNT to DVNTC. The "C" will be removed when the panel has confirmed compliance with the terms of the exception.

On January 22, 2003 shareholders approved a resolution to authorize Diversinet to effect a 1:10 reverse stock split. On January 28, 2003 the reverse stock split was completed and the trading symbol was changed from DVNTC to DVNTD. On February 26, 2003, after 20 post reverse stock split trading days, the trading symbol was changed back to DVNTC. To date we have not filed the Form 20-F and have not demonstrated compliance with the U.S.$2,500,000 shareholders' equity requirement and as a result, it is not possible at this time to predict with any assurance that we will be successful in meeting all the requirements for continued listing on the Nasdaq SmallCap Market.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security products and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.


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Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our products. During fiscal 2002 and 2003 year to date, we experienced decreased activity from our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. As a result, our revenue declined from fiscal 2001 levels and may decline even further in the near future.

Foreign exchange: Our functional currency is the Canadian dollar. Sales generated outside Canada are generally denominated in U.S. dollars. Furthermore with the acquisition of DSS, the majority of DSS's revenues and costs from operations are denominated in U.S. dollars. During fiscal 2002 and 2003 year to date, we incurred most of our expenses in Canadian dollars, but we also incurred a portion of our expenses in foreign currencies including U.S. dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the Canadian dollar may result in currency losses that may have an adverse effect on our operating results. With the completion of our recent financing in April 2002, we have had a portion of our cash resources in U.S. dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.

CERTIFICATIONS
Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the quarter ended January 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nagy Moustafa, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March  14,  2003
/s/  Nagy  Moustafa
Nagy  Moustafa
President  &  CEO

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.


Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the quarter ended January 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Hackett, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge, such knowledge being limited by the fact that I was not an officer of the Company until March 26, 2002 and belief:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  March  14,  2003
/s/  David  Hackett
David  Hackett
Chief  Financial  Officer

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.


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